NEW PACIFIC METALS CORP. (the “Company”)

Annual General Meeting of Shareholders held on November 29, 2019

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51‐102 – Continuous Disclosure Obligations

Total issued and outstanding Common Shares as at record date:	142,924,618
Total percentage of shares voted:	59.21

Item Voted Upon	Voting Result
Fixing the number of directors of the Company at five (5)	The number of directors of the Company for the ensuing was fixed at five (5), by a majority of shareholders: Votes For % For Votes % Against Against 80,427,209 99.97% 20,132 0.03%
Election of Directors

The following nominees were elected as directors of the Company until the next annual meeting of shareholders of the Company, by a majority of shareholders:

                                                              Votes For                                            Withheld Votes
Director                                   Number                       %                          Number                           %
Jack Austin                             80,418,277                 99.97                    27,564                              0.03
Dr. Rui Feng                           80,418,620                 99.96                    28,721                              0.04
David Kong                            80,424,170                 99.97                    23,171                              0.03
Greg Hawkins                        76,933,985                  95.63                    3,513,356                        4.37
Martin Wafforn                      80,424,417                  99.97                    22,924                              0.03

Appointment of Deloitte LLP, Chartered Professional Accountants, as auditors of the Company

Deloitte LLP, Chartered Professional Accountants, was reappointed as the Company’s auditors for the ensuing year and the directors were authorized to fix their remuneration, by a majority of shareholders:

            Votes For                        % For                                    Votes                                    % Against
                                                                                              Withheld

           84,576,074                       99.94                                   54,027                                      0.06

Approve the Company’s Amended and Restated Share Based Compensation Plan (the “Omnibus Plan”)

The Omnibus Plan was approved by a majority of shareholders and the requisite majority of disinterested shareholders as required by the policies of the TSX Venture Exchange:

            Votes For                        % For                                    Votes                                    % Against
                                                                                                Against

          64,437,466                      94.62                                   3,662,475                                    5.38

DATED December 2, 2019

NEW PACIFIC METALS CORP.

By: “Jalen Yuan”

         Jalen Yuan

         Chief Financial Officer